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                                                                    EXHIBIT 99.2

LETTER FROM THE REPORTING PERSON TO CART'S BOARD OF DIRECTORS, DELIVERED ON OCTOBER 31, 2001.

Board of Directors

Championship Auto Racing Teams, Inc.

755 West Big Beaver Rd., Suite 800

Troy, Michigan 48084



Dear Gentlemen:

As a significant shareholder of Championship Auto Racing Teams, Inc. (CART), I am writing to express my deep concern about the present management and governance of the Company. As you are aware, there are currently six racing team owners that are members of the CART Board of Directors. I believe that these directors have actual and potential conflicts of interest with CART and its shareholders.

These actual and potential conflicts include, but are not limited to:

     1) Several team owners are also promoters of race events, either directly or in partnership with others.

     2) The team owners may have economic relationships with industry suppliers that have interests and objectives that are contrary to those of the Company.

     3) Certain team owners are or might become full-time participants in the series sponsored by our direct competitors.

     4) Certain team owners have positions on various committees of the Board, which gives them an influence with management that may be contrary to the Company's interests.

     5) One team owner sold an enterprise to the Company for over $10 million that was shortly thereafter closed, resulting in a nearly $10 million charge to earnings.

     6) Several team owners sold significant stock just prior to the Company's adoption of a new engine package that was universally scorned and immediately precipitated the withdrawal of the remaining two engine suppliers. CART's stock price predictably dropped sharply after the public announcement.

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This list is far from exhaustive but illustrates the existence of serious actual and potential conflicts of interest between these directors and CART. This situation is untenable. For that reason, I urge these directors to resign their positions immediately.

Further, I believe that CART critically needs a day-to-day operating manager. There may be flexibility concerning the formal title, but the position should be sufficiently senior and entrusted with the required power to permit the effective management of the Company's operations. I believe that Christopher Pook is the logical candidate for that position. The Board of Directors should immediately consider creating such a position and extending an offer to Mr. Pook.

The above requests, I believe, are prudent, sound and plainly in the best interests of CART, its shareholders and the sport. I look forward to your immediate action on these critical matters.

                                   Sincerely,



                                   Jonathan P. Vannini

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